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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                         Commission File Number: 1-7604


                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                           For Period Ended: December 26, 1999

                           [ ]      Transition Report on Form 10-K
                           [ ]      Transition Report on Form 20-F
                           [ ]      Transition Report on Form 11-K
                           [ ]      Transition Report on Form 10-Q
                           [ ]      Transition Report on Form N-SAR
                           For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

CROWN CRAFTS, INC.
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Full Name of Registrant

Former Name if Applicable

1600 RIVEREDGE PARKWAY, SUITE 200
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Address of Principal Executive Office (STREET AND NUMBER)

ATLANTA, GEORGIA  30328
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

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[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

                  In July, 1999, the Company implemented new Enterprise Resource Planning software systems. The implementation of these systems has resulted in delays in producing certain information necessary to complete the Company's Quarterly Report on Form 10-Q. The Company expects to file its Form 10-Q on February 14, 2000.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David S. Fraser               770                        644-6230
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         (Name)                      (Area Code)         (Telephone Number)




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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Company expects to report a loss of approximately $0.19 per share for the quarter ended December 26, 1999, compared to a profit of $0.29 per share for the comparable quarter last fiscal year. The principal reason for the decline in performance was that continuing difficulty in implementing the Company's new enterprise resource planning ("ERP") software system resulted in lower sales volumes and higher operating expenses in the Company's woven products division. Another factor causing the decline in performance was continuing operational inefficiencies in the Company's North Carolina manufacturing and distribution facilities. Also contributing to the decline was the reduction in sales associated with the previously-announced repositioning of the Pillow Buddies line.

         In December and January, following the end of the Company's peak shipping season, the Company executed a plan to stabilize the ERP system so that it would better support the business. Among the actions taken were some system modifications, refinements of business procedures, clean-up of corrupted and inaccurate data, a complete physical inventory in affected facilities, and controlled restart of operations on January 24, 2000. After these actions, the system is performing much better than it had in the past, but several more weeks of operating experience will be required to assess the performance fully.

         Because of its operating results during the quarter, the Company is not in compliance with certain financial covenants of its loan agreements. Unless the loan agreements are amended or waivers granted by the lenders, one consequence of this non-compliance is that approximately $36 million of the Company's debt, which would otherwise be classified as long-term, will be classified as current maturities of long term debt on its December 26, 1999 balance sheet. The Company's lenders have agreed in principle to waive the defaults and to amend the loan agreements to provide additional near-term funding. While no assurance can be given in this regard, the Company believes the necessary documentation will be agreed upon and executed in the near future.


                               CROWN CRAFTS, INC.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



         Date:  February 10, 2000        By: /s/ David S. Fraser
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                                             David S. Fraser
                                             Vice President, Chief Financial
                                             Officer




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